Notice to the Oslo Stock Exchange

 ORKLA



03037620

03 NOV 24 AM 7:21

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Rune Helland, VP Investor Relations, Tel: +47 22544411
Siv Merethe Skorpen, AVP Investor Relations, Tel.: +47 22544455

SUPPL

Date:

ORK – Notification of ownership

Orkla hereby notifies that Orkla after trading hours on the 5. November 2003 acquired 3 513 472 shares in Rieber & Søn ASA.
After this transaction Orkla owns 11 395 907 shares which represents 14.3% of the shares and the votes in Rieber & Søn ASA.

dlw 11/26